                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

  ATTACHED TO AND FORMING    DATE ENDORSEMENT OR    * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.      RIDER EXECUTED        ENDORSEMENT OR RIDER
--------------------------   -------------------    ----------------------------
         469PB0633                 11/29/06          09/30/06  12:01 A.M.
                                                               STANDARD TIME AS
                                                               SPECIFIED IN THE
                                                               BOND OR POLICY

* ISSUED TO

THE HIRTLE CALLAGHAN TRUST

                               AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declaration
Page:

[ ]  Item 1.   Name of Insured / Principal Address:
               From: The Hirtle Callaghan Trust
                     300 Barr Harbor Drive, Suite 500
                     W. Conshohocken, PA 19528

               To:

[ ]  Item 2.   Bond Period:
               From: 12:01 a.m. on 09/30/06 to 12:01 a.m. on 09/30/07 the
               effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

[X]  Item 3.   Limit of Liability is hereby amended to read as follows:

                                                          Limit of    Deductible
                                                         Liability      Amount
                                                        -----------   ----------
Insuring Agreement A - Fidelity                         $2,500,000.   $10,000.
Insuring Agreement B - Audit Expense                    $2,500,000.   $10,000.
Insuring Agreement C - Premises                         $2,500,000.   $10,000.
Insuring Agreement D - Transit                          $2,500,000.   $10,000.
Insuring Agreement E - Forgery or Alteration            $2,500,000.   $10,000.
Insuring Agreement F - Securities                       $2,500,000.   $10,000.
Insuring Agreement G - Counterfeit Currency             $2,500,000.   $10,000.
Insuring Agreement H - Stop Payment                     $2,500,000.   $10,000.
Insuring Agreement I - Uncollectible Items of Deposit   $2,500,000.   $10,000.
Optional Coverages Added by Rider

Computer Systems                                        $   50,000.   $10,000.
Unauthorized Signature                                  $2,500,000.   $10,000.
                                                        $             $
                                                        $             $
                                                        $             $

[ ]  Item 4.   Offices or Premises Covered:
               The following offices or premises are added:
               n/a

The endorsement applied to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extended any of the terms, conditions, provisions, agreement or limitations of the above mentioned Bond or Policy, other than as above stated.


                                        By
                                           -------------------------------------
                                           Authorized Representative

                                     INSURED

ICB028 Ed. 7-04

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved.